SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, March 21, 2025 - Nu Holdings Ltd. (NYSE: NU), (“Nu” or the “Company”), one of the world’s largest digital banking platforms, announced today adjustments to its management team remits to further increase customer-centrism, efficiency and cross-country collaboration.

David Vélez, founder, chairman and CEO of the Company, will resume direct command over the management team to help streamline market and global operations. Under David’s leadership, the management team will be structured in the following way:

●	Youssef Lahrech, as President and Chief Operating Officer, will continue to manage, among others:
○	Henrique Fragelli - Chief Risk Officer
○	Suzana Kubric - Chief People Officer
○	(vacant) - Chief Legal Officer

●       Livia Chanes, Brazil Chief Executive Officer

●	Vitor Olivier, Chief Technology Officer
●	Cristina Junqueira, Chief Growth Officer
●	Guilherme Lago, Chief Financial Officer

Youssef Lahrech, President and COO, will lead Global Enterprise and Global Product Operations, taking directly under his remit the business units that are focused on Financial Services and Lending across all markets, with the continued mandate to build product platforms and drive innovation. Livia Chanes will take on business units focused on Brazil-specific operations, including Investments, Marketplace, and Insurance, with a mandate to further develop solutions specific to local customers. These units were previously under Jag Duggal, who is stepping down from the Chief Product Officer position in early April and will become an external advisor to the Management Team. His position will not be backfilled. The Chief Legal Officer position is vacant since February, and will be filled in the coming months.

The Company will keep the market informed of any new developments.

Contacts

Investors Relations Jörg Friedemann investors@nubank.com.br	Media Relations Leila Suwwan press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jörg Friedemann
Jörg Friedemann Investor Relations Officer

Date:  March 21, 2025